126 East Lincoln Avenue P.O. Box 2000 Rahway, NJ 07065 T: 908-740-4000 E: corporate.secretary@merck.com merck.com April 16, 2025 Via EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 RE: Merck & Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 1-06571 Ladies and Gentlemen: Merck & Co., Inc. (“Merck” or the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission dated April 10, 2025 addressed to Caroline Litchfield, Executive Vice President and Chief Financial Officer, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024. For ease of reference, we have repeated the Staff’s comment prior to our response. Item 1. Business Product Sales, page 1 1. We note that Keytruda accounted for 46% of your revenues in 2024. Please either file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or explain why you believe you are not substantially dependent on licensing agreements providing you with the right to sell Keytruda. Response: The Company respectfully advises the Staff that pembrolizumab, sold as Keytruda, was discovered by a company that was acquired by Merck in 2007. As a result, the Company owns all rights to make, use and sell Keytruda. As previously disclosed, in January 2017, the Company announced that it had entered into a settlement and license agreement resolving worldwide patent infringement litigation related to a third party’s patents directed generally to PD-1 inhibitors but which did not specifically claim pembrolizumab. Under the settlement and license agreement, the Company made a one-time payment of $625 million and agreed to pay royalties on the worldwide sales of Keytruda for a non-exclusive license to market Keytruda in any market in which it is approved. As disclosed in the Form 10-K, the Company paid a royalty of 6.5% on worldwide sales of Keytruda through December 2023 to that third party, but this royalty declined to 2.5% in 2024 and terminates on December 31, 2026. As further disclosed in the Form 10-K, the Company pays an additional 2% royalty on worldwide sales of Keytruda to another third party related to pembrolizumab development, the termination date of which varies by country; this royalty expired in the U.S. in September 2024 and will expire on varying dates in major

European markets in the second half of 2025. As the Company owns all rights to Keytruda and does not rely on these agreements for its use or sale, the Company is not substantially dependent on any of these agreements and therefore does not believe that it is required to file any of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please contact me if you have any further questions. Very truly yours, /s/ Jon Filderman Jon Filderman Vice President, Corporate Legal